SOL V. SLOTNIK, P.C.
11 East 44th Street-19th Fl.
New York, New York 10017
Tel. (212) 687-1222
Fax (212) 986-2399

February 24, 2011
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:	Larry Spirgel, Assistant Director,
Ivette Leon, Assistant Chief Accountant, and
Michael Henderson, Staff Accountant

RE:	Consorteum Holdings, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed November 15, 2010 as amended November 17, 2010
File No. 0-53153 financial statements

Dear Mr. Henderson:

This letter is submitted on behalf of Consorteum Holdings, Inc. (the “Company”) in reply to the comment letter dated January 13, 2011 (the “Letter”) from the Staff concerning the Form 10-K referenced above (“Form 10-K or the “Filing”).

For convenience we have set forth below the Staff’s comments in numerical order and our reply immediately following each numbered comment.

Form 10-K/A for the Fiscal Year Ended June 30, 2010

Explanatory note

1.  We note that you amended your Form 10-K to include the final version of your financial statements. In this regard you should amend your 10-K/A to label the financial statements as restated and to include a footnote in the financial statements which include the details of the differences from your previously filed 10-K which was filed on November 15, 2010.  Further please have your auditor revise their opinion to refer to the restatement footnote accordingly.

1.  Reply:  The Company will restate the financial statements filed in the Form 10-K/A.  The restated financial statements will have a footnote describing the details of the differences from the previously filed financial statements. The auditor’s report letter will also be revised to refer to the restatement footnote.

5. Investments in Affiliated Companies, page F-16

2.  We note that you now own 75% of My Golf Rewards Canada, Inc. due to the January 13, 2010 acquisition of an additional 26%.  Tell us where you have presented the balances attributable to the 25% non-controlling interest in your financial statements.

2.  Reply:  The Company owns 75% of the issued and outstanding shares of My Golf Rewards Inc. This operating company has incurred significant operating losses since incorporation.   Under generally accepted accounting principles minority shareholders can absorb operating losses only to the extent of their capital contribution and will not be assigned losses in excess of that number. The minority shareholders had a nominal capital contribution in the financial statements of that subsidiary. As at June 30, 2010, the capital contribution had been fully offset by such losses and accordingly the carrying value of their interest does not show in the financial statements.

Please be advised that the Company acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in response to the Filing;
(iii) The Company may not assert  Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all comments in your reply to the undersigned at the address set forth above or via e-mail to slotnik@mindspring.com.  Please also include Mr. Eugene Aceti, BAS, CA at SF Partnership, LLP, 4950 Yonge Street, 4th Floor, Toronto, Ontario, Canada M2N 6K1 or e-mail at eaceti@sfgroup.ca

Thank you.

Sincerely yours,

/s/ Sol V. Slotnik